Exhibit 4.50

English Translation

Sino-foreign Equity Joint Venture

CEEG (Shanghai) PV-tech Co., Ltd.

Contract

Prepared by Shanghai Songjiang Foreign Investment Service Co., Ltd. as

an agent

May 2007

Contents

Chapter 1	General Provisions	3

Chapter 2	Parties to the Joint Venture	3

Chapter 3	Establishment of the Joint Venture Company	3

Chapter 4	Purpose, Scope and Scale of Production and Operations	4

Chapter 5	Total Amount of Investment and Registered Capital	4

Chapter 6	Responsibilities of both Parties and Profit Distribution	4

Chapter 7	Selling of Products	5

Chapter 8	Board of Directors	5

Chapter 9	Operation and Management Organization	7

Chapter 10	Purchase of Goods	8

Chapter 11	Labor Management	8

Chapter 12	Taxation, Finance, Audit, Statistics and Environmental Protection	8

Chapter 13	Duration	9

Chapter 14	Disposal of Properties after the Expiration of the Duration	10

Chapter 15	Insurance	10

Chapter 16	Amendment, Modification and Termination	11

Chapter 17	Defaulting Liability	11

Chapter 18	Force Majeure	11

Chapter 19	Applicable Law	12

Chapter 20	Dispute Resolution	12

Chapter 21	Language	12

Chapter 22	Effectiveness and Miscellaneous	12

Sino-foreign Equity Joint Venture

CEEG (Shanghai) PV-tech Co., Ltd.

Contract

Chapter 1 General Provisions

Pursuant to the Law of the People’s Republic of China on Sino-foreign Equity Joint Ventures and other relevant Chinese laws, regulations and documents, China Electric Equipment Group Corporation (hereinafter referred to as “Party A”) and China Sunergy Co., Ltd. (hereinafter referred to as “Party B”) agree after friendly consultations to jointly invest in and set up an equity joint venture in Songjiang District, Shanghai, the People’s Republic of China and hereby enter into this Contract.

Chapter 2 Parties to the Joint Venture

Article 1 The parties to this Contract

Party A’s name: China Electric Equipment Group Corporation

Registered address: 68#, Shengtai Road, Jiangning Economic and Technological Development Zone, Nanjing

Legal representative: Lu Tingxiu

Party B’s name: China Sunergy Co., Ltd.

Registered address:

Legal representative:

Chapter 3 Establishment of the Joint Venture Company

Article 2 The name of the joint venture company both parties to the joint venture agree to establish is:

CEEG (Shanghai) PV-tech Co., Ltd. (hereinafter referred to as “JVC”)

JVC’s registered address: V25-B Land Plot, West Science Park, Shanghai Songjiang Industry Zone

JVC’s correspondence address: Rm.213, Block B, 81# Rongle East Road, Shanghai Songjiang Industry Zone

Legal representative: Cai Zhifang

Article 3 The JVC is established with the approval of the Chinese Government. All its business activities must comply with the laws, decrees and related regulations of the People’s Republic of China. The lawful interests of the JVC are protected by Chinese laws.

Article 4 The form of organization of the JVC is a limited liability company. Both parties party shall assume the responsibility for the JVC to the extent of their respective capital contributions. Both parties shall share profits and assume risks and losses in proportion to their respective capital contributions.

Chapter 4 Purpose, Scope and Scale of Production and Operations

Article 5 Purpose of the JVC: provide high-quality products for domestic and overseas markets by making use of their respective advantages so as to create economic benefits of the JVC.

Article 6 Business scope of the JVC: research and development, production and related technical services of crystalline silicon solar battery and related products, research and development of solar battery components, solar photovoltaic generation system and auxiliary system, selling of self-produced products and offering of relevant technical consulting services.

Article 7 Production scale of the JVC: annual sales of USD 150 million.

Chapter 5 Total Amount of Investment and Registered Capital

Article 8 The total amount of investment of the JVC is USD 29.98 million and its registered capital is USD 29.8 million.

Article 9 Cooperative conditions of both parties:

Party A shall make its investment in RMB, an equivalent of USD 2.98 million, accounting for 5% of registered capital;

Party B shall invest USD 26.82 million in spot exchange, accounting for 95% of registered capital.

Article 10 Form of contribution is as follows: Party A will pay its capital contribution in RMB cash and Party B will pay its capital contribution in USD spot exchange.

Article 11 Both parties shall pay 20% of the registered capital of the JVC within three months after the business license is issued to the JVC and the remaining portion shall be paid up within two years after the business license is issued to the JVC.

Article 12 If either party transfers all or part of its shares to a third party, such transfer shall be subject to the consent of the other party and also to the approval of the original examination and approval authority. When either party makes such transfer, the other party shall have the preemptive right.

Article 13 After both parties pay up their respective capital contributions, the capital contributions shall be verified by an accountant registered in China, which shall issue a capital verification report. The JVC shall issue contribution certificates to both of them.

Article 14 If either party fails to pay its capital contribution pursuant to Article 9, Article 10 and Article 11, such party shall be deemed to default under this Contract and shall undertake the defaulting liability in accordance with law.

Chapter 6 Responsibilities of both Parties and Profit Distribution

Article 15 Both parties shall be responsible for the following matters:

Responsibility of Party A (Chinese party):

1. Apply to relevant Chinese competent departments for approval and registration with respect to the establishment of the JVC, obtain industrial and commercial business license, etc;

2. Handle farmland leasing procedures and other related procedures;

3. Assist in putting in place water, electricity, transportation, communications and other production and operation conditions;

4. Assist the JVC in recruiting operation and management personnel, technicians, workers and other personnel;

5. Handle the other matters entrusted by the JVC.

Responsibility of Party B (foreign party):

1. Pay the capital contribution it subscribes for pursuant to the provisions of Article 9, Article 10 and Article 11;

2. Take charge of all the businesses after the JVC starts normal business operations;

3. Handle the other matters entrusted by the JVC.

Profit distribution: both parties share profits and undertake losses and risks in proportion to their respective capital contributions.

Chapter 7 Selling of Products

Article 16 The selling price of the JVC will be specified and adjusted in due course of time by the board of directors in reference to the price level on international market. The JVC is responsible for its foreign exchange balance.

Article 17 Selling channel of products: the JVC will make direct sales to domestic and overseas markets.

Chapter 8 Board of Directors

Article 18 The JVC has its shareholders’ meeting and board of directors. The date of establishment of the board of directors is the date of registration of the JVC.

Shareholders’ meeting exercises the following functions and powers:

(1)	Decide upon the business policy and investment plan of the JVC;

(2)	Elect and change the directors and supervisors who are not employees’ representatives and decide upon the remunerations of directors and supervisors;

(3)	Examine and approve the report of the board of directors;

(4)	Examine and approve the report of supervisory committee or supervisor;

(5)	Examine and approve JVC’s annual plans for financial budget and final accounting;

(6)	Examine and approve JVC’s plan for profit distribution and plan for making up losses;

(7)	Adopt a resolution on the increase or decrease of the JVC’s registered capital;

(8)	Adopt a resolution on the issue of corporate bonds;

(9)	Adopt a resolution on JVC’s merger, division, dissolution, liquidation or change of form of organization;

(10)	Amend JVC’s articles of association;

(11)	Other functions and powers as specified in the articles of association.

Article 19 The board of directors is composed of five directors, including one board chairman (appointed by Party A) and four directors, of whom one is appointed by Party A and four by Party B. The term of office of each director is three years.

The JVC has no supervisory committee, but has two supervisors. Each party shall appoint one supervisor. The term of office of each supervisor is three years and he may serve consecutive terms if re-appointed.

If supervisors are not re-elected in time upon expiry of supervisors’ term of office or supervisors resign within their term of office and as a result, the JVC has no supervisors, original supervisors shall still perform their supervisory duties in accordance with laws, administrative regulations and articles of association before re-elected supervisors take office. Any of directors and senior management personnel shall not concurrently serve the post of supervisor.

The supervisors of the JVC exercise the following functions and powers:

(1)	Check JVC’s financial affairs;

(2)	Supervise the duty performance of directors and senior management personnel and advise on the dismissal of the directors and senior management personnel that violate laws, administrative regulations, articles of association or board resolutions;

(3)	When the acts of directors and senior management personnel damage JVC’s interests, request them to make corrections;

(4)	Institute lawsuits against directors and senior management personnel in accordance with laws.

Supervisors may attend a board meeting as non-voting delegates and put forth queries or advices on the matters resolved by the board of directors. When supervisors find that JVC’s business operations are abnormal, they may make investigation; if necessary, they ma engage an accounting firm, etc to assist in their work, with expenses borne by the JVC.

The expenses incurred by supervisors in exercising their functions and powers shall be borne by the JVC.

Article 20 The board of directors is the highest authority of the JVC and decides on all the major issues of the JVC. The following major issues shall be unanimously passed by all the directors present at the board meetings:

(1)	Amendment of JVC’s contract and articles of association;

(2)	Termination and dissolution of the JVC;

(3)	Increase and transfer of JVC’s registered capital;

(4)	Merger of the JVC with other economic entity;

(5)	Establishment and cancellation of branches;

(6)	Appointment, dismissal and salary and welfare treatments of JVC’s general manager and deputy general managers.

Other matters shall be passed by above 2/3 of all the directors present at board meetings:

Development of JVC’s new products;

JVC’s operation and management plan;

Appointment of JVC’s officers, salaries, welfares, labor insurance, etc for employees, allocation percentages and use direction of various types of funds;

Other related matters.

Article 21 Board chairman is the legal representative of the JVC. Should board chairman be unable to perform his duties for any reason, he may temporarily authorize another director as his representative by a written power of attorney.

Article 22 Board meetings shall be convened at least once per annum. Board meetings shall be called and presided over by board chairman. Board chairman may convene a temporary board meeting if so proposed by above  1/3 of the directors. Minutes of meeting shall be signed by the directors present at the meeting and then archived.

Article 23 A board meeting shall be attended by above  2/3 of all the directors. Should any director be unable to attend the board meeting for any reason, he may authorize another person by a proxy to vote on his behalf. If any director neither attends nor authorizes another person to attend the meeting, he shall be deemed as abstaining.

Article 24 Board meetings are normally held in the place where JVC’s legal address is located and if necessary, may be held outside of China.

Article 25 In case the graft or serious dereliction of duty by any director causes economic losses to the JVC, he shall bear economic responsibility and corresponding legal responsibility.

Chapter 9 Operation and Management Organization

Article 26 The JVC shall establish an operation and management organization at its legal address. The operation and management organization shall have one general manager, who shall be appointed by the board chairman. The term of office of general manager is four years and he may serve consecutive terms if re-appointed.

Article 27 General manager is directly accountable to board chairman and responsible for executing the board resolutions and organizing and leading the daily operation and management of the JVC.

Depending on business needs, operation and management organization may have several department managers, who handle the matters assigned by general manager and is accountable to general manager.

Article 28 General manager shall not participate in the business activities of the other economic entities in the same industry that are competitive with the JVC. In case of graft or serious dereliction of duty on the part of general manager and other senior management personnel, the board of directors may resolve to dismiss them at any time. If they cause economic losses to the JVC, they shall bear economic responsibility and corresponding legal responsibility. If general manager or any of other officers resigns, he shall submit a written resignation report to the board of directors sixty days in advance.

Chapter 10 Purchase of Goods

Article 29 The equipment, vehicles, office supplies, etc required by the JVC shall be purchased with China market as the first choice, subject to the mutual agreement of both parties.

Chapter 11 Labor Management

Article 30 A labor contract covering the employment, dismissal, salaries, labor insurance, endowment insurance, medical insurance, job-waiting compensation, production welfare, reward, penalty, etc concerning the employees of the JVC shall be drawn up by the board of directors of the JVC in accordance with the “Regulations of the People’s Republic of China on Labor Management of Sino-foreign Contractual Joint Ventures” and its implementation rules.

Article 31 The appointment of senior management personnel of the JVC, along with their salaries, social insurances, welfare, standard of traveling expenses, etc, shall be decided by general manager.

Chapter 12 Taxation, Finance, Audit, Statistics and Environmental Protection

Article 32 The JVC shall pay various kinds of taxes and enjoy various kinds of preferential treatments in accordance with the relevant laws of the People’s Republic of China.

Article 33 The employees of the JVC shall pay individual income tax or individual income adjustment tax in accordance with the relevant tax law of the People’s Republic of China.

Article 34 Reserve funds, expansion fund as well as welfare funds and bonuses for employees shall be set aside by the JVC in accordance with the provisions of the “Law of the People’s Republic of China on Sino-foreign Contractual Joint Ventures”. Annual percentage of allocation shall be no less than 15% according to state regulations and be decided by the board of directors according to JVC’s business situation.

Article 35 The JVC shall set up an accounting institution at its legal address, arrange accounting personnel and determine its financial system in accordance with the “Regulations of the People’s Republic of China on the Financial and Accounting Systems of Sino-foreign Contractual Joint Ventures”.

Article 36 The fiscal year of the JVC shall be a calendar year, i.e. from January 1 to December 31. All bookkeeping vouchers, documents, statements and account books shall be written in Chinese.

Article 37 The JVC adopts the internationally accepted accrual basis and debit-credit bookkeeping approach for bookkeeping. At the end of each month, the JVC shall prepare a financial report (income statement and balance sheet) and submit it to the board of directors for examination before the 20th day of next month.

Article 38 An accountant registered in China shall be engaged to perform the financial audit of the JVC and the audit result shall be reported to the board of directors and general manager.

Either party may engage an auditor to perform an annual financial audit. The JVC shall not withhold its consent and all the expenses thus incurred by the JVC shall be borne by the engaging party.

Article 39 In the first three months of each business year, general manager shall organize to prepare the balance sheet, income statement and profit distribution plan for the previous year, which shall be submitted to the board meeting for examination and approval.

Article 40 The JVC shall timely and accurately submit monthly, quarterly and annual statistical statements to the examination and approval authority and statistical department in accordance with the “Statistical Law of the People’s Republic of China” and the statistical regulations on use of foreign capital established by the National Bureau of Statistics and the Ministry of Foreign Trade and Economic Cooperation.

Article 41 All foreign exchange issues of the JVC shall be handled in conformity with the regulations of the People’s Republic of China on foreign exchange control.

Article 42 The JVC shall undertake the obligations and responsibilities concerning environmental protection and carry out the measures for preventing and controlling environment pollution in accordance with the provisions of the “Environmental Protection Law of the People’s Republic of China”.

Chapter 13 Duration

Article 43 The duration of the JVC is 50 years, counted from the date when the business license is issued to the JVC.

Article 44 A written application for the extension of the duration, which is unanimously agreed upon by the three parties and approved by the board of directors, shall be submitted to the original examination and approval authority six months prior to the expiry date of the JVC. After such application is approved, the duration may be extended and it is required to register the changes with the original registration authority.

Chapter 14 Disposal of Properties after the Expiration of the Duration

Article 45 Upon expiration of the duration or premature termination of this Contract, the JVC shall be liquidated in accordance with the “Liquidation Regulations of Shanghai for Foreign-invested Enterprises”, if resolved by the board of directors and approved by the original examination and approval authority. The properties following liquidation shall be distributed between both parties in proportion to their respective capital contributions after all taxes are paid up and all debts are cleared off.

Article 46 Upon expiry or premature termination of the JVC, the board of directors shall set up a liquidation committee and put forth the liquidation procedures and principles in accordance with law. The liquidation committee shall check up all the properties, claims and debts of the JVC, prepare balance sheet and an inventory of properties and implement liquidation on the basis of market value. Result of liquidation shall be submitted to the board of directors for approval.

Article 47 During liquidation, the liquidation committee shall bring prosecutions or respond to prosecutions on behalf of the JVC.

Article 48 The liquidation expenses and the remunerations of the members of liquidation committee shall be first paid from the remaining assets of the JVC. Except for the properties used as a guarantee for JVC’s debts, the order of payment is as follows:

1.	Salaries of employees;

2.	Social insurance expenses owed to employees;

3.	Overdue taxes;

4.	Other debts.

If the remaining properties after liquidation cannot meet the payment requirement in the foregoing order, payment shall be made on a pro-rated basis.

Article 49 After liquidation, the JVC shall submit a report to the examination and approval authority, go through deregistration procedures and return the business license.

Chapter 15 Insurance

Article 50 The insurances of the JVC shall be underwritten with an insurance company in China. Types, values and terms of insurances shall be decided by the board of directors of the JVC in accordance with the regulations of a Chinese insurance company.

Chapter 16 Amendment, Modification and Termination

Article 51 No amendment or modification of this Contract shall be effective except with a written instrument signed by both parties and approved by the original examination and approval authority.

Article 52 In case of inability to perform this Contract due to an event of force majeure, or to continue operations due to losses in successive years, the duration of the JVC and this Contract may be prematurely terminated if unanimously approved by the board of directors and approved by the original examination and approval authority

Article 53 Should the JVC be unable to continue its operations or achieve the purpose of business as stipulated in this Contract due to the fact that either party fails to perform the obligations under this Contract and articles of association, or seriously violates the provisions of this Contract and articles of association, such party shall be deemed unilaterally terminating this Contract. In addition to a claim of damages against the defaulting party, the non-defaulting party shall have the right to terminate this Contract upon approval of the original examination and approval authority. In case each party agrees to continue operations, the defaulting party shall be liable for the economic losses thus caused to the JVC.

Chapter 17 Defaulting Liability

Article 54 Should either party fail to pay its capital contribution on time and in full pursuant to the provisions of Chapter 5, the defaulting party shall pay to the non-defaulting party a penalty at a monthly rate of 1% of its capital contribution starting from the first month after exceeding the time limit. Should such failure continue for a period of three months, in addition to a cumulative penalty of 3% of its capital contribution, the non-defaulting party is entitled to terminate this Contract and to claim damages against the defaulting party pursuant to the provisions of Article 53 hereof.

Article 55 Should the performance of this Contract or any of its annexes be prevented in whole or in part owing to the fault of either party, the faulty party shall bear the defaulting liability. In case of the fault on the part of both parties, they shall bear their respective defaulting liabilities according to actual situations.

Chapter 18 Force Majeure

Article 56 Should either party to this Contract be prevented from performing this Contract by events of force majeure, such as earthquake, typhoon, flood, war and other unforeseeable events, whose happening and consequences are unpreventable or unavoidable, the prevented party shall, without any delay, notify the other party by cable of such event, and within 15 days thereafter, provide the detailed information of such event and a valid document for evidence issued by the relevant public notary organization for explaining the reason for its failure to perform this Contract in whole or in part or its delay in performing this Contract. Both parties shall, through consultations, decide whether to terminate this Contract or to exempt the part of the obligations under this Contract or to delay the performance of this Contract depending on the effect of such event upon the performance of this Contract.

Chapter 19 Applicable Law

Article 57 The formation, validity, interpretation and performance of, and resolution of disputes in connection with, this Contract shall be governed by the laws of the People’s Republic of China.

Chapter 20 Dispute Resolution

Article 58 Any dispute arising from the performance of or in connection with this Contract shall be resolved by both parties through friendly consultations or mediation. In case no resolution can be reached, such dispute shall be referred to China International Economic and Trade Arbitration Commission Shanghai Sub-commission (“CIETAC”) for arbitration. The arbitral award shall be final and binding upon both parties. Both parties shall execute the award and arbitration expenses shall be borne by the losing party.

Article 59 In the course of arbitration, both parties shall continue to perform this Contract except for the portion relating to the dispute.

Chapter 21 Language

Article 60 This Contract shall be written in Chinese language.

Chapter 22 Effectiveness and Miscellaneous

Article 61 The auxiliary documents concluded on the basis of the principles determined in this Contract, including name list of the members of the JVC’s board of directors , JVC’s articles of association, etc, are made an integral part of this Contract. In case of any discrepancy between the said auxiliary documents and this Contract, this Contract shall prevail.

Article 62 This Contract and its annexes shall become effective as of the date of approval by the examination and approval authority entrusted by the Ministry of Foreign Trade and Economic Cooperation of the People’s Republic of China.

Article 63 Should notices in connection with the rights and obligations of both parties be sent by either party by cable or telex, the notices by written letter shall be followed. The legal addresses of both parties as listed in this Contract shall be their respective addresses receiving notices.

Article 64 This Contract is signed by the duly authorized representatives of both parties in Songjiang District, Shanghai on     , 2007.

Party A: China Electric Equipment Group Co., Ltd. (Seal)

Legal representative (signature): Lu Tingxiu

Party B: China Sunergy Co., Ltd.

Legal representative (signature): /s/ Lu Tingxiu